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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                            SAXTON INCORPORATED
         ------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, $.001 par value
         ------------------------------------------------------------
                       (Title of Class of Securities)

                                  805630100
         ------------------------------------------------------------
                               (CUSIP Number)

                              Kathryn Wonders
                    5440 West Sahara Avenue, 3rd Floor
                         Las Vegas, Nevada  89146
                              (702) 221-1111

                              with a copy to

                             Theodore H. Latty
                        Hughes Hubbard & Reed, LLP
                     350 South Grand Ave., Suite 3600
                       Los Angeles, CA  90071-3442

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                              February 3, 1999
         ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, as is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
CUSIP No. 805630100                                           Page 2 of 6 Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     James C. Saxton -- ###-##-####
     Dorothy J. Saxton -- ###-##-####
     Husband and wife filing jointly pursuant to Rule 13d-1(k)
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

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(13) Percent of Class Represented by Amount in Row (11)

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                                       2

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                                  SCHEDULE 13D
CUSIP No. 805630100                                           Page 3 of 6 Pages

                              EXPLANATORY STATEMENT

     This Amendment No. 2 (this "Amendment") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D/A filed by James C. Saxton ("Mr. Saxton") and Dorothy J. Saxton ("Mrs. Saxton"), collectively the "Reporting Persons," dated October 14, 1998 (the "Schedule 13D/A"), with respect to the common stock, par value $.001 per share (the "Common Stock"), of Saxton
Incorporated, a Nevada corporation (the "Issuer" or the "Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D/A.

     The Reporting Persons, husband and wife, are making this joint filing pursuant to Rule 13d-1(k).

     This Amendment is being filed for the purpose of identifying Mr. and Mrs. Saxton's pledge to certain lenders of a total of 3,471,590 shares of common stock, representing approximately 44.9% of the outstanding shares and approximately 93.0% of shares jointly owned by Mr. and Mrs. Saxton. The filing of this Amendment is not, and should not be deemed to be, an admission that such an Amendment is required to be filed.

     Item 6. of the Schedule 13D is hereby amended and restated to read as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     James C. Saxton and Dorothy J. Saxton, who are husband and wife and together beneficially own 3,737,898 shares of common stock, or approximately 48.3% of the outstanding shares, have pledged to certain lenders a total of 3,471,590 shares of common stock, or approximately 44.9% of the outstanding shares.

    The following is further information regarding such pledges:

    (a) On October 14, 1998, Mr. Saxton pledged 1,000,000 shares to secure a repayment of a loan to him by First Security Bank of Nevada ("First Security") of $2,500,000 payable on January 13, 1999. This loan bears interest at an annual rate equal to First Security's Index
         Rate (which is 8.0% as of July 31, 1999), plus 0.5%. On November 5, 1998, the principal amount was increased to $5,500,000, and the maturity date was extended to February 3, 1999, and an additional 611,560 shares were pledged to secure its repayment. First Security has extended the maturity date to September 3, 1999. First Security has expressed a willingness to extend such loan further if necessary and Mr. Saxton is negotiating the same. Mr. Saxton reloaned the proceeds of this loan to the Company for use in connection with the acquisition by the Company of the capital stock of Diamond Key Homes, Inc. Mr. Saxton's loan to the Company was payable on February 3, 1999 and bears interest at the annual rate of 12.0%. Mr. Saxton has extended the maturity date to February 1, 2000.


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                                  SCHEDULE 13D
CUSIP No. 805630100                                           Page 4 of 6 Pages

    (b) On November 3, 1998, Mrs. Saxton pledged 600,000 shares to secure repayment of a loan to Mr. Saxton by Community Bank of Nevada ("Community Bank") of $2,000,000 payable on January 5, 1999.
        Community Bank has extended the maturity date to December 31, 1999. This loan bears interest at the annual rate of 9.0%. Mr. Saxton reloaned the proceeds to the Company for use in connection with the acquisition by the Company of the capital stock of Diamond Key
        Homes, Inc. Mr. Saxton's loan to the Company was payable on January 5, 1999 and bears interest at the annual rate of 12.0%. Mr. Saxton has extended the maturity date to February 1, 2000.

    (c) On November 5, 1998, the Company borrowed $2,000,000 from Park City Bank, a division of Draper Bank & Trust ("Park City Bank"), payable on February 5, 1999 and bearing interest at an annual rate equal to the prime rate, plus 2.0%. Park City Bank has extended the maturity date of this loan to October 4, 1999. Mr. Saxton guaranteed the repayment of this loan, and Mrs. Saxton pledged 600,000 shares to secure its repayment. In the event that the ratio of the loan to the reported market value of such shares exceeds 50% of the original principal amount of such loan for a period of five consecutive business days, such loan-to-value ratio must be reduced by either a principal payment by the Company to Park City Bank or the pledge by Mr. Saxton of additional shares of Common Stock of the Company or other marketable securities so that the principal reduction payment or pledge of additional securities keeps the loan-to-value ratio below 50%. During the first quarter of 1999, such a condition occurred and was remedied with the additional pledging of 91,050 shares of the Company's Common Stock by Mr. Saxton. The proceeds of this loan were used in connection with the acquisition by the Company of the capital stock of Diamond Key Homes, Inc.

    (d) On November 5, 1998, the Company borrowed $1,000,000 from U.S. Savings Bank ("U.S. Savings"), payable on February 3, 1999 and bearing interest at the annual rate of 9.0%. U.S. Savings has extended the maturity date of this loan to November 4, 1999.
        Mr. Saxton guaranteed the repayment of this loan and pledged 300,000 shares to secure its repayment. The proceeds of this loan were used in connection with the acquisition by the Company of the capital stock of Diamond Key Homes, Inc.

    (e) On November 20, 1998, the Company borrowed $1,000,000 from unaffiliated individual investors, payable on November 20, 1999 and bearing interest at the annual rate of 20.0%. Mr. Saxton guaranteed the repayment of this loan and pledged 268,980 shares to secure its repayment. The proceeds of this loan were used for general operating purposes.

     Mr. Saxton understands that the Company intends to refinance the loans from these lenders prior to their maturities. Mr. Saxton intends to repay in full the loans from First Security and Community Bank upon repayment of the loans he has made to the Company.

                                       4

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                                  SCHEDULE 13D
CUSIP No. 805630100                                           Page 5 of 6 Pages

     In the event that any of the loans secured by the Company's Common Stock are not repaid when due, the lender would have the right to vote the pledged shares, to have them registered in its name, to sell them and otherwise to exercise the rights of ownership of the shares.

                                       5

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                                  SCHEDULE 13D
CUSIP No. 805630100                                           Page 6 of 6 Pages
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 3, 1999                  /s/ James C. Saxton
-------------------------              ------------------------------
         Date                          James C. Saxton


     February 3, 1999                   /s/ Dorothy J. Saxton
-------------------------              ------------------------------
         Date                           Dorothy J. Saxton

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